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SECURI 05036539 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAllianz Investor Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis (City) MN (State) 55416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Ahles 763-765-6468
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center
90 South Seventh Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED ... WASH. D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ahles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAllianz Investor Services, LLC., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE M. WIESE
Notary Public
Minnesota
My Commission Expires January 31, 2010

Michael Ahles
Signature

Senior Vice President, Treasurer
Title

Jane M Wiese
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USAllianz Investor Services, LLC
Year ended December 31, 2004

Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Telephone 612 305 5000
Fax 612 305 5100
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Governors and Member
USAllianz Investor Services, LLC:

We have audited the accompanying statement of financial condition of USAllianz Investor Services, LLC (the Company) as of December 31, 2004 and the related statements of operations, member equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USAllianz Investor Services, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

January 31, 2005

USAllianz Investor Services, LLC

Statement of Financial Condition

December 31, 2004

Assets

Cash	$	20,988
Investment in U.S. Treasury Notes, at market (cost $140,422)		138,950
Accrued interest receivable		459
Prepaid expenses		66,663
Total assets	$	227,060

Liabilities

Payable to Allianz Life Insurance Company of North America (Note 2)	$	58,583
Total liabilities		58,583

Member Equity

Member equity (note 3)		168,477
Total liabilities and member equity	$	227,060

See accompanying notes to the financial statements

USAllianz Investor Services, LLC

Statement of Operations

Year ended December 31, 2004

Revenues (note 2):	
Commissions earned	$ 234,961,284
12b-1 fees earned	11,972,055
Investment income	2,663
Total revenues	246,936,002
Expenses:	
Commissions	234,961,213
Salaries and employee benefits	34,553,996
Travel & entertainment	1,451,375
Computer hardware & software	1,155,129
Postage & telephone	1,027,449
Meetings & seminars	840,680
Outside consultant fees	840,486
Office rent & utilities	733,266
Advertising & public relations	351,675
Printing & office supplies	262,969
Other	813,964
Total expenses	276,992,203
Loss from operations	(30,056,201)
Reimbursement of excess of expenses over revenues from Allianz Life Insurance Company of North America (note 2)	30,056,201
Income before change in net unrealized depreciation of investments	-
Change in net unrealized depreciation of investments	(1,163)
Net loss	$ (1,163)

See accompanying notes to the financial statements

USAllianz Investor Services, LLC

Statement of Member Equity

Year ended December 31, 2004

	Contributed capital
Balance at December 31, 2003	$ 69,640
Capital contribution	100,000
Net loss	(1,163)
Balance at December 31, 2004	$ 168,477

See accompanying notes to the financial statements

USAllianz Investor Services, LLC

Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (1,163)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Change in net unrealized depreciation of investments	1,163
Increase in accrued interest receivable	(322)
Increase in prepaid expenses	(9,460)
Increase in payable to Allianz Life Insurance Company of North America	10,947
Amortization of US Treasury Note	225
Net cash provided by operating activities	1,390
Cash flows from investing activities:	
Cost of purchase of US Treasury Note investment	(100,000)
Net cash used by investing activities	(100,000)
Cash flows from financing activities:	
Capital contribution from Allianz Life Insurance Co. of North America	100,000
Net cash provided by financing activities	100,000
Net increase in cash	1,390
Cash, beginning of year	19,598
Cash, end of year	$ 20,988

See accompanying notes to the financial statements

(1) Nature of Business and Significant Accounting Policies

USAllianz Investor Services, LLC (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz). Prior to December 21, 2004, 1% of the Company was held by LAPIS, Inc. (LAPIS), a wholly owned subsidiary of Allianz. Effective December 21, 2004, the minority interest owner, LAPIS, was dissolved. The decision was made by Allianz to simplify the ownership structure of the Company and with the dissolution of LAPIS, Allianz became the sole owner of the Company. Allianz Life Insurance Company of North America is a wholly owned subsidiary of Allianz of America, Inc (AZOA), a wholly owned subsidiary of Allianz Aktiengesellschaft Holding, a Federal Republic of Germany company. The Company is a registered broker dealer in securities organized under the laws of Minnesota as a limited liability company. The Company is the distributor for Allianz's and Allianz Life Insurance Company of New York's variable life and annuity products. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz. Historically and in the foreseeable future, the Company is highly dependent on Allianz to fund its operating losses.

The Company does not carry or hold securities for customer accounts.

The following is a summary of significant accounting policies followed by the Company:

- Investments in securities are valued at market as determined by published quotations. Net unrealized appreciation or depreciation in market value is included in the statement of operations. Investments in securities are comprised of two U.S. Treasury Notes with interest rates of 2.625% each, maturing on November 15, 2006.

- Commission income from sales of variable products is recorded as earned when due. Related commission expense is recognized in the month the income is earned.

- 12b-1 fee income from underlying assets is recorded as earned when due. Related distribution expenses are allocated from Allianz and recognized in the month the income is earned.

- Deposits paid to the National Association of Securities Dealers (NASD) for advertising and representative fees are recorded as a prepaid asset and expensed as incurred.

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. For the period until LAPIS was dissolved, taxes were not assesed at the partnership level, but any taxable income, expense, gain, loss, or credit was passed through to its owners based on each owner's distributive share. For the period after LAPIS was dissolved and in the forseeable future, the Company will be treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. For that purpose, the Company will be treated as a division of Allianz, whereby all income, gain, loss, or credit is 100% allocated to Allianz.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Transactions with Related Parties

For the year ended December 31, 2004, the Company earned commission revenues of $234,961,284 from Allianz and Allianz Life Insurance Company of New York.

Under the terms of an agreement with the Company, Allianz has agreed to provide administrative and clerical assistance and to reimburse the Company for the excess of expenses over revenues, exclusive of unrealized investment gains or losses. A management fee for services rendered by Allianz may be charged as an additional expense in the event that revenues exceed the other expenses. For the year ended December 31, 2004, the total reimbursement was $30,056,201 under this agreement.

(3) Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $5,000. At December 31, 2004, the Company had net capital of $99,271, which was $94,271 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .59:1 at December 31, 2004.

(4) Rule 15c3-3 Exemption

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

USAllianz Investor Services, LLC

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Member equity, net	$	168,477
Deduct - nonallowable assets:		
Accrued interest receivable		459
Prepaid expenses		66,663
Net capital before haircuts on securities positions		101,355
Haircuts on U.S. Treasury Notes		2,084
Net capital	$	99,271
Aggregate indebtedness	$	58,583
Net capital	$	99,271
Minimum capital required to be maintained (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Net capital in excess of requirement	$	94,271
Ratio of aggregate indebtedness to net capital		.59 : 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17A-5 and the above audited computation.

See accompanying independent auditors' report.

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Governors and Member
USAllianz Investor Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of USAllianz Investor Services, LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors and Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 31, 2005